

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2010

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed May 6, 2010**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Series B, page 4

1.   Please reconcile the Series B voting rights disclosed here and on pages 13 and 56 with your disclosure on page 91. If the series B has the right to designate a board member, please identify the member so designated.

Selling Stockholders, page 30

2.   It is unclear how you addressed the last sentence of prior comment 1 for many of the selling shareholders who are not offering for sale all of the shares that they beneficially own. For example, in footnote 18, you refer to some of the shares held by the selling stockholder, but you do not make clear whether those are the

shares that the selling stockholder is offering for sale. Also, if the selling stockholder acquired in the last three years the balance of the securities beneficially owned, it is unclear where you have described in the prospectus your transaction in which you issued those shares to the selling stockholder. Please revise accordingly for each selling stockholder that is not offering all shares held by that selling stockholder.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm